Financial Statements

September 30, 2017

Prepared For:

Neurotez, Inc.
991 Highway 22, Suite 200A
Bridgewater, NJ 08807

Prepared By:

Kleespies, Horwitz & Associates, LLC
Certified Public Accountants
67 Walnut Avenue, Suite 203
Clark, NJ 07066
848-467-3990

Neurotez, Inc.
September 30, 2017

Table of Contents

Kleespies, Horwitz & Associates, LLC
Certified Public Accountants
67 Walnut Avenue, Suite 203
Clark, NJ 07066

Independent Accountant's Review Report

June 4, 2018

To Board of Directors
Neurotez, Inc.
991 Highway 22, Suite 200A
Bridgewater, NJ 08807

We have reviewed the accompanying financial statements of Neurotez, Inc. (a C-corporation), which comprise the balance sheet as of September 30, 2017, and the related statements of loss and changes in stockholders' deficit for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises an uncertainty about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Kleespies, Horwitz & Associates, LLC

KLEESPIES, HORWITZ & ASSOCIATES, LLC

June 4, 2018

Neurotez, Inc.
Balance Sheet
September 30, 2017

<u>Assets</u>

<u>Current Assets</u>
   Cash $ 302

Total Current Assets $ 302

<u>Fixed Assets</u>
   Equipment-Lab   58,281
   Computers   280
   Total Fixed Assets   58,561
   Less: Accumulated depreciation   (58,561)

Net Fixed Assets   -

<u>Other Assets</u>
   Patents, net of amortization   220,821

Net Other Assets   220,821

Total Assets $ 221,123

See Independent Accountant's Review Report

Neurotez, Inc.
Balance Sheet
September 30, 2017

Liabilities and Stockholders' Deficit

Current Liabilities

Accounts payable	$	318,637	
Credit cards payable		48,770	
Accrued interest		2,292	

Total Current Liabilities			$	369,699

Long Term Liabilities

Shareholder loan	23,336	
Other long term loans	20,000	

Total Current Liabilities		43,336

Total Liabilities		413,035

Stockholders' Deficit

Capital Stock, $0.01 par value, 42,000,000 shares authorized, 859,625 issued and outstanding	8,596	
Additional paid-in-capital	184,377	
Retained deficit	(384,885)	

Total Stockholders' Deficit		(191,912)

Total Liabilities and Stockholders' Deficit	$	221,123


Neurotez, Inc.
Statement of Loss
For the year ended September 30, 2017


Revenue		
Sales	$ -	
Total Revenue		$ -
General and Administrative Expenses		
Advertising	1,585	
Amortization	19,398	
Legal & professional expenses	10,730	
Licenses & fees	443	
Miscellaneous Expenses	1,231	
Research expenses	523	
Stock based compensation	11,331	
Total General and Administrative Expenses		45,241
Loss from Operations		(45,241)
Other Income (Expenses)		
Interest expense	(7,603)	
Foreign currency translation adjustments	3,199	
Total Other Income (Expenses)		(4,404)
Loss Before Income Taxes		(49,645)
Provision for Income Taxes		0
Net Loss		$ (49,645)


See Independent Accountant's Review Report

5


Neurotez, Inc.
Statement of Changes in Stockholders' Deficit
For the year ended September 30, 2017

	Capital Stock	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance, October 1, 2016	$ 8,596	$ 173,046	$ (335,240)	$ (153,598)
Stock compensation	-	11,331	-	11,331
Net loss	-	-	(49,645)	(49,645)
Balance, September 30, 2017	$ 8,596	$ 184,377	$ (384,885)	$ (191,912)

Neurotez Inc.
Statement of Cash Flows
For the year ended September 30, 2017

Cash flows used in operating activities:		
Net loss	$ (49,645)	
Adjustments to reconcile net loss to net		
cash used in operating activities:		
Amortization	19,398	
Changes in operating assets & liabilities:		
Increase in:		
Accounts payable	13,355	
Credit cards payable	157	
Accrued expenses	2,000	
Net Cash Used in Operating Activities		$ (14,735)
Investing activities:		
Patent costs	(16,556)	
Net Cash Used in Investing Activities		(16,556)
Financing activities:		
Increase in shareholder loans	10,201	
Increase in notes payable	10,000	
Increase in paid in capital	11,331	
Net Cash From Financing Activities		31,532
Net Increase in Cash		$ 241
Summary:		
Cash balance at October 1, 2016	$ 60	
Cash balance at September 30, 2017	301	
Net Increase in Cash		$ 241
Additional Information:		
Actual interest paid	5,497	
Actual taxes paid	-	

NOTE A - NATURE OF OPERATIONS AND LIQUIDITY

1.   Nature of operations:

Neurotez, Inc. ["Neurotez" or the "Company") is a privately held Delaware corporation formed to develop safe and efficacious pharmaceuticals in the CNS [Central Nervous System) space, addressing huge unmet needs harnessing knowledge and technological advancements to select for specific subpopulations. Its flagship asset involves Memtin (a derivative of Leptin) which is being developed as replacement therapy for certain Alzheimer's disease patients ["AD"), and as a preventative remedy for a subgroup of those at risk. While this program has a potential for high impact in healthcare in the short term, the building of a fully-integrated company, with a platform including discovery efforts to proof of concept clinical trials is the Company's long term aim. Neurotez plans to manufacture Memtin and initiate Single Ascending Dose and Multiple Ascending Dose safety clinical trials soon after an IND [Investigatable New Drug) is filed with the US Food and Drug Administration.

For income tax filing purposes, Neurotez, Inc. has operated as a C-Corporation since its formation on October 11, 2005.

The Company's operations are subject to a number of factors that can affect its operating results and financial conditions. Such factors include, but are not limited to:

- the results of clinical testing and trial activities of the Company's products,
- the Company's ability to obtain regulatory approval to market its products,
- competition from products manufactured and sold or being developed by other companies,
- the price of, and demand for, Company products,
- the Company's ability to negotiate favorable licensing or other manufacturing and marketing agreements for its products,
- and the Company's ability to raise capital.

2.   Liquidity

The Company has incurred a loss from operations and has a working capital deficiency at September 30, 2017. The Company has financed its operations since inception primarily through capital contributions from certain shareholders, a bank loan, and advances from the Chief Executive Officer. The Company has also used credit card borrowings and has obtained deferred billings from certain vendors [particularly law firms) to obtain services while additional funding is being sought. The Company received grant funding in the first few years of its existence to support research and development activities, however such grants have ceased. The Company expects to continue to generate cash outflows from operations as the Company continues its research and development process.

The future viability of the Company is largely dependent upon its ability to raise additional capital to finance its operations. Management expects that future sources of funding may include sales of equity, obtaining loans, or other strategic transactions. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient financing on terms acceptable to the Company to fund continuing operations, if at all. These circumstances raise substantial doubt on the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP],

2. Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates affecting the financial statements that are particularly significant include the inputs and model assumptions related to the valuation of stock grants and the useful life of patents. Actual results could differ from those estimates.

3. Concentration of credit risk:

The Company believes that it is not subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

4. Property and equipment and depreciation:

Property and equipment is stated at cost less accumulated depreciation. Depreciation was computed using the straight-line method over the estimated useful lives of the related assets. All fixed assets, which consisted primarily of lab equipment and computers, were fully depreciated prior to September 30, 2015.

5. Patents:

Patents are stated at cost less accumulated amortization. Amortization expense is computed using the straight-line method over the estimated useful lives of the related assets, typically 15 years.

The Company evaluates the carrying amount of its long-lived assets whenever events or changes in circumstances indicate that the assets may not be recoverable. An impairment loss is recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset. To date, there have been no such impairment losses.

6. Stock-based compensation:

The Company recognizes expense for stock-based compensation in accordance with Accounting Standards Codification ("ASC") Topic 718, *"Stock-Based Compensation".* ASC 718 addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. ASC 718 requires that such transactions be accounted for using a fair value based method. The estimated fair value of the stock grants is amortized over the vesting period, based on the fair value of the stock award on the date granted.

Stock-based compensation (Cont'd):

In considering the fair value of the underlying stock when the Company issues restricted stock, the Company considered several factors including the probability weighted expected funding options that the Company considers reasonably possible at various points of time. These estimates can have a material impact on the stock compensation expense but will have no impact on the cash flows. The estimation of share-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from original estimates, such amounts are recorded as a cumulative adjustment in the period the estimates are revised.

7. **Research and development:**

Research and development expenses consist primarily of costs associated with the preclinical studies, including obtaining the drug, and clinical trials and other expenses for research and development, supplies and development materials, costs for consultants and related research. Expenditures relating to research and development are expensed as incurred.

8. **Fair value of financial instruments:**

As of September 30, 2017, the carrying amount of the notes payable approximates the fair value of such instruments based upon the best estimate of interest rates that would be available to the Company for similar debt obligations with similar maturities.

9. **Income taxes:**

The Company accounts for income taxes using the asset-and-liability method in accordance with ASC Topic 740, *"Income Taxes".* Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rate is recognized in the period that includes the enactment date. A valuation allowance is recorded if it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized in future periods.

The Company follows the guidance in ASC Topic 740-10 in assessing uncertain tax positions. The standard applies to all tax positions and clarifies the recognition of tax benefits in the financial Statements by providing for a two-step approach of recognition and measurement. The first step involves assessing whether the tax position is more-likely-than-not to be sustained upon examination based upon its technical merits. The second step involves measurement of the amount to be recognized. Tax positions that meet the more-likely-than-not threshold are measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate finalization with the taxing authority.

The Company is subject to taxation in the United States and the State of New Jersey. As of September 30, 2017, the Company's tax years for September 30, 2014, 2015 and 2016 are subject to examination by the tax authorities. With few exceptions, as of September 30, 2017, the Company is no longer subject to U.S. federal, state, local or foreign examinations by tax authorities for years before September 30, 2014.

10. Recent accounting pronouncements:

In March 2016, the FASB issued ASU 2016-09, *"Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting".* The amendments simplify the accounting for employee share-based payments, including income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments also simplify two areas specific to private companies, practical expedient for expected term and intrinsic value. The ASU will be effective for annual periods beginning after December 15, 2017. The Company is in the process of assessing the impact of this ASU on the financial statements.

In August 2016, the FASB issued ASU 2016-15, *"Classification of Certain Cash Receipts and Cash Payments".* ASU 2016-15 clarifies how certain cash receipts and payments should be presented in the statement of cash flows. The guidance is effective for annual periods beginning after December 15, 2018 with early adoption permitted. The Company is in the process of evaluating the future impact of ASU 2016-15 on the financial statements.

In May 2017, the FASB issued ASU 2017-09, *"Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting".* This update clarifies the changes to terms or conditions of a share- based payment award that require an entity to apply modification accounting. ASU 2017-09 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2017. Early application is permitted and prospective application is required. The Company does not expect that the adoption of this guidance will have a significant impact on the Company's financial position, results of operations or cash flows.

11. Subsequent events:

The Company has evaluated subsequent events through June 4, 2018, which is the date the financial statements were available to be issued.

NOTE C - PATENTS

Patents are amortized over 15 years and consist of the following as of September 30, 2017:

Cost	$334,274
Accumulated Amortization	(113,453)
Net Value	$220,821

Amortization expense for the year ended September 30, 2017 was approximately $19,398.

Expected amortization over the next five years is as follows:

Year ended September 30, 2018	$ 22,284
Year ended September 30, 2019	22,284
Year ended September 30, 2020	22,284
Year ended September 30, 2021	22,284
Year ended September 30, 2022	21,400
Thereafter	110,285
Total	$220,821

NOTE D - NOTES PAYABLE

The Company entered into two notes payable, one with an investor and one with a vendor. Each note is for $10,000. The terms of the notes include interest at 10% per annum and a due date of June, 2019 and October, 2018, respectively.

NOTE E - INCOME TAXES

Current income taxes are based on the taxable income for the year. The Company has no current provision for income taxes due to net losses. Deferred income taxes reflect the net tax effects of temporary timing differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The differences relate primarily to income recognized for tax purposes but deferred for financial reporting, in addition to different depreciation methods used for financial accounting and tax purposes.

NOTE E - INCOME TAXES (CONT'D)

At September 30, 2017, the Company has federal and New Jersey net operating loss carryforwards of approximately $285,000, which will begin to expire in 2032. The Company has raised capital through the issuance of capital stock. The Internal Revenue Code (the "IRC") contains limitations on the use of net operating loss carryforwards after the occurrence of a substantial ownership change as defined by IRC Section 382. Utilization of such net operating loss carryforwards may be limited if such capital raises are determined to be a change in ownership under IRC Section 382.

Deferred tax assets as of September 30, 2017 consist of approximately the following:

Net operating loss carryforwards	$112,505
Stock based compensation and other	43,706
Subtotal	(156,211)
Less: valuation allowance	(156,211)
Net deferred tax asset	$ 0

The Company accounts for uncertainty in income taxes in accordance with ASC 740, *"Income Taxes".* Application of this topic involves an assessment of whether each income tax position is "more likely than not" of being sustained on audit, including resolution of related appeals or litigation process, if any. For each income tax position that meets the "more likely than not" recognition threshold, the Company then assess the largest amount of tax benefit that is greater than 50% likelihood of being realized upon effective settlement with the tax authority. There were no uncertain income tax positions at September 30, 2017.

NOTE F - SHAREHOLDERS' DEFICIT

Common Stock:

According to the July 2017 amendment to the Articles of Incorporation the total number of shares of all classes of stock which the Company shall have the authority to issue is 42,000,000 shares of common stock, par value $0.01 per share. That amendment also provided for a stock split of 14,000 shares of common stock for each share previously held. All share and per share amounts in this report have been retrospectively adjusted for such split.

The Company has issued shares to founders, board members and advisors throughout its existence. Substantially all of such shares were issued without cash consideration and were fully vested at the date of issuance. For tax purposes the value of such shares were deemed minimal. For financial reporting purposes, the Company used a time-based probability weighted of expected outcomes models to recognize the compensatory charge.

For the year ended September 30, 2017, the Company issued 859,625 shares to consultants, of which 643,625 were fully vested in 2017 and 216,000 vest in fiscal 2018. For financial reporting purposes, the value of such shares was estimated by management to be $15,165, of which $11,331 was recognized in 2017 and $3,834 will be recognized in the year ended September 30, 2018.

Common Stock (Cont'd):

Certain shareholders have made capital contributions to the Company from time to time with no intention of being repaid or additional shares issued to them. Such amounts are considered Capital Contributions and part of the additional paid-in-capital balance on the accompanying balance sheet.

The Company anticipates the approval of a stock option plan at its next shareholder vote, however, as of September 30, 2017 there is no formal plan in place.

NOTE G – COMMITMENTS

1. **Litigation:**

    The Company, from time-to-time, is a defendant in actions arising in the ordinary course of business. There are no such matters outstanding as of September 30, 2017.

2. **License:**

    In July 2015, the Company entered into a license agreement with Case Western Reserve University ("Case"] for the use of certain technology related to Leptin. The license agreement requires the Company to pay Case a royalty of .75% of net sales using such technology. Further, at no cost to the Company, Case will supply materials to support the clinical development of the product. No royalties have been paid through September 30, 2017.

NOTE H – RELATED PARTY TRANSACTIONS

Nikolaos Tezapsidis, Chief Executive Officer of the Company, has provided cash advances from time to time to support the Company's operations. There are no set terms for repayment of such advances. At September 30, 2017 the balance due under such arrangements is $23,336. Mr. Tezapsidis also guarantees payment of the credit cards payable.

NOTE I - SUBSEQUENT EVENTS

Following a Resolution of the Board of Directors on Oct 10, 2017, Mr. Tezapsidis, will be entitled to a $3,000 monthly stipend until February, 2018 and increasing to $5,000 per month from March, 2018 until fund raising of at least $5,000,000 for Neurotez is achieved. The funding for the stipend is provided by the board on a monthly basis, in exchange, promissory notes are issued to those board members who contribute. The promissory notes bear interest at 10% per annum and mature one year from the date of funding. Through May 31, 2018 Mr. Tezapsidis received $30,000 pursuant to such resolution.

On January 2, 2018, the Company began a crowd funding campaign, and raised approximately $95,209 through February 28, 2018 on a price of $1/share.